
13031131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 20 2013

SEC FILE NUMBER
8- 50220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2012 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WesBanco Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 WEST MAIN ST
(No. and Street)

ST CLAIRSVILLE OH 43950
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RITA A HERNDON 304 231 1201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place Pittsburgh PA 15222
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

A 3/21

3/29

OATH OR AFFIRMATION

I, Rita A Herndon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WesBanco Securities Inc, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director Compliance & Operations
Title

Notary Public


OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
SAMANTHA A. McGEE
WesBanco Bank Inc.
1 Bank Plaza
Wheeling, West Virginia 26003
My Commission Expires May 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222
Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors and Management
WesBanco Securities, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of WesBanco Securities, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating WesBanco Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. WesBanco Securities, Inc.'s management is responsible for WesBanco Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including disbursements from the operating bank account.

   There were no findings as a result of our procedures.

2. Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012.

   There were no findings as a result of our procedures.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings as a result of our procedures.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings as a result of our procedures.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2013


AUDITED STATEMENT OF FINANCIAL CONDITION

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)
December 31, 2012
With Report of Independent Registered Public Accounting Firm

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the Chicago, Illinois regional office of the Securities and Exchange Commission, the region in which WesBanco Securities, Inc. has its principal place of business.

Ernst & Young LLP


ERNST & YOUNG

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Financial Condition

December 31, 2012

Contents

1302-1032224

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222
Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
WesBanco Securities, Inc.

We have audited the accompanying statement of financial condition of WesBanco Securities, Inc. (the Company), a wholly owned subsidiary of WesBanco, Inc. as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WesBanco Securities, Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.



February 27, 2013

1302-1032224

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 1,422,490
Commission receivables	374,156
Prepaid expenses	93,601
Fixed assets (net of accumulated depreciation of $41,865)	16,870
Intangible assets (net of amortization of $337,916)	325,164
Other assets	254,926
Total assets	$ 2,487,207
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable to affiliate	$ 518,855
Commission payable	137,849
Other liabilities	53,142
Total liabilities	709,846
Shareholder's equity:	
Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares	100
Additional paid-in capital	1,275,533
Retained earnings	501,728
Total shareholder's equity	1,777,361
Total liabilities and shareholder's equity	$ 2,487,207

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Notes to Statement of Financial Condition

December 31, 2012

1. Organization

WesBanco Securities, Inc. (the Company) is a wholly owned subsidiary of WesBanco, Inc. (the Parent). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Association (SIPC).

The Company offers financial planning, wealth management, individual retirement account (IRA) and 401(k) rollover, retail brokerage services relating to securities such as insurance and mutual fund products, stocks, options, and bonds on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 90 days.

Revenue Recognition

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or receive customer funds. All brokerage accounts are opened on a fully disclosed basis through our clearing agent, Pershing, LLC (Pershing). Other accounts are opened directly with an insurance and/or mutual fund company. The Company records as accounts receivable amounts earned for services rendered when payment has not been received and collectibility is reasonably assured.

Fixed Assets

Fixed assets are recorded at cost and depreciated over their estimated useful life using the straight-line method. The principal estimated useful lives are three to seven years for furniture and equipment.

2. Significant Accounting Policies (continued)

Intangible Assets

The Company recognized in 2009 an intangible asset in the amount of $663,080 for acquired customer lists related to a brokerage facility in the Columbus, Ohio market area. The customer lists are amortized on a sum-of-the-years-digits basis over a 12-year life. There were no events or changes in circumstances indicating impairment of the customer lists as of December 31, 2012.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The amount of current tax expense or tax benefit is either remitted to or received from an affiliate on a periodic basis in conjunction with the payment of estimated federal and state income taxes on a corporation-wide basis.

The Company is subject to the provisions of the Accounting Standards Codification 740-10-25, which includes the accounting for uncertainty in income taxes. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the taxing authority and requires management of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. Management has analyzed the Company's inventory of tax positions taken with respect to all applicable income tax issues for open tax years (in each respective jurisdiction), and has concluded that no provision for income tax is required in the Company's financial statements for such positions.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $50,000, or 6.67% of aggregate indebtedness. At December 31, 2012, the Company had net capital of $899,926, which was $849,926 in excess of its required net capital of $50,000.

4. Income Taxes

The components of income tax expense for the year ended December 31, 2012, are as follows:

	Current	Deferred	Total
Federal	$ 356,557	$ (14,874)	$ 341,683
State	45,136	(1,094)	44,042
Total	$ 401,693	$ (15,968)	$ 385,725

A reconciliation between the effective income tax rate and the federal statutory income tax rate follows:

Taxes at federal statutory rate	35.0%
State income taxes	2.8
Other	(0.1)
Effective tax rate	37.7%

The Company has recorded a net deferred tax asset of $60,590, within other assets, resulting from the timing of deductions for depreciation of fixed assets, contingency reserves, and Section 197 intangibles.

5. Related-Party Transactions

Related-party transactions consisted of cash held at an affiliate of the Company, WesBanco Bank, Inc. (the Bank), and taxes payable to the Bank. At December 31, 2012, the Company had cash on hand with the Bank of $110,421 and a net payable to the Bank for income taxes of $315,490.

5. Related-Party Transactions (continued)

The Company also processes trades on behalf of some officers and directors (including their affiliates and families) of WesBanco, Inc. and its subsidiaries and has conducted transactions with those subsidiaries in the ordinary course of business.

6. Financial Guarantee

The Company has agreed to indemnify the clearing broker, Pershing, for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2012, there were no amounts identified related to such agreement.

The Company also maintains a clearing deposit with Pershing which can be used to offset liabilities arising from the indemnification financial guarantee. At December 31, 2012, the cash held in two Pershing accounts consisted of nonrestricted funds totaling $1,212,069 and restricted funds of $100,000 for a total of $1,312,069.

7. Clearing Broker

A $29,911 receivable is recorded within other assets related to an amount due from Pershing.

Ernst & Young LLP

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